GALIANO GOLD REPORTS Q3 2023 OPERATING

AND FINANCIAL RESULTS

Vancouver, British Columbia, November 14, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its third quarter ("Q3") operating and financial results for the Company and the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Limited ("Gold Fields") which is managed and operated by Galiano. All financial information contained in this news release is unaudited and reported in United States dollars.

Asanko Gold Mine JV Key Metrics (100% basis):

  Safety: One lost-time injury ("LTI") and three total recordable injuries ("TRI") recorded during the quarter, resulting in 12‐month rolling LTI and TRI frequency rates of 0.54 and 1.61 per million employee hours worked, respectively.

  Production performance: Gold production of 35,779 ounces during the third quarter. Year-to-date gold production of 102,130 ounces. Full year gold production is expected to come in at the top end of guidance of between 120,000 to 130,000 ounces.

  Milling performance: Achieved milling throughput of 1.6 million tonnes ("Mt") of ore at a grade of 0.8 grams per tonne ("g/t") during the quarter. Metallurgical recovery in Q3 2023 was 87%.

  Cost performance and cash flow: Total cash costs1 of $1,056 per gold ounce ("/oz") and all-in sustaining costs1 ("AISC") of $1,445/oz for the three months ended September 30, 2023. Full year AISC1 guidance has been revised from between $1,650/oz to $1,750/oz to $1,500/oz to $1,600/oz due to higher gold sales and timing of sustaining capital expenditures. Additionally, the JV generated positive cash flow from operations of $39.7 million and Free Cash Flow1 of $24.0 million during the quarter.

  Financial performance: Gold revenue of $67.6 million generated from 35,522 gold ounces sold at an average realized price of $1,902/oz for the quarter. Net income of $21.3 million and Adjusted EBITDA¹ of $25.5 million during the quarter.

  Restart of mining: Mining operations at the AGM restarted on October 1, 2023. The AGM’s mining contractor has mobilized a fleet of mining equipment and pre-stripping activities are ongoing. The Abore pit remains on track to deliver higher grade ore to the processing plant, than the current stockpile processing, in Q2 2024.

  Exploration focus: Initiated drilling programs at Abore to convert inferred mineral resources to the indicated mineral resource category, at Midras South to advance the deposit towards a maiden mineral reserve estimate, and at Nkran completed a phase 1 mineral resource upgrade and mineral reserve conversion drilling.

  Robust liquidity: $136.9 million in cash and cash equivalents, $4.4 million in gold sales receivables, $2.0 million in gold on hand and no debt as of September 30, 2023.

1 See "Non-IFRS Performance Measures"

Galiano Highlights:

  Stable balance sheet: Cash and cash equivalents of $56.1 million as at September 30, 2023, while remaining debt-free.

  Positive earnings: Net income of $11.4 million or $0.05 per common share during the quarter, which includes the Company's share of the JV's net earnings for the quarter.

"The third quarter was another strong financial and operating period for the AGM, which is on track to achieve the upper end of gold production guidance of between 120,000 to 130,000 ounces," stated Matt Badylak, Galiano's President and Chief Executive Officer. "The mine continued to generate significant cash flows through stockpile processing, which has further strengthened the AGM's balance sheet. As planned, mining operations at the AGM have recommenced and Abore is on track to deliver higher grade ore to the processing plant by the second quarter of 2024.

At the corporate level, we closed the quarter with $56 million in cash, no debt, and remain in an enviable position to pursue accretive opportunities for growth. Health and safety continue to remain a top priority throughout the organization as we constantly strive to reinforce our commitment to Zero Harm and implementation of best safety practices at the Asanko Gold Mine."

Asanko Gold Mine - Summary of quarterly operational and financial highlights (100% basis)

Asanko Gold Mine (100% basis)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Ore mined ('000t)	-	-	-	-	144
Waste mined ('000t)	-	-	-	-	107
Total mined ('000t)	-	-	-	-	251
Strip ratio (W:O)	-	-	-	-	0.7
Average gold grade mined (g/t)	-	-	-	-	1.8
Mining cost ($/t mined)	-	-	-	-	25.27
Ore transportation from Esaase ('000 t)	695	729	1,367	503	699
Ore transportation cost ($/t trucked)	6.63	5.88	5.51	6.19	6.55
Ore milled ('000t)	1,573	1,457	1,566	1,518	1,423
Average mill head grade (g/t)	0.8	0.8	0.9	0.8	1.1
Average recovery rate (%)	87	85	73	80	88
Processing cost ($/t milled)	9.69	11.01	9.78	10.06	10.45
G&A cost ($/t milled)	4.16	4.68	4.09	4.20	4.89
Gold produced (oz)	35,779	33,673	32,678	34,090	43,899
Gold sold (oz)	35,522	32,912	35,174	34,202	45,482
Average realized gold price ($/oz)	1,902	1,944	1,850	1,686	1,687
Total cash costs[1] ($/oz)	1,056	1,127	1,083	1,031	1,001
All-in sustaining costs[1] ($/oz)	1,445	1,374	1,268	1,191	1,178
All-in sustaining margin[1] ($/oz)	457	570	582	495	509
All-in sustaining margin[1] ($m)	16.2	18.8	20.5	16.9	23.2

Asanko Gold Mine (100% basis)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Revenue ($m)	67.8	64.1	65.2	57.8	76.9
Income from mine operations ($m)	23.7	24.4	24.7	19.2	25.7
Adjusted net income[1] ($m)	21.3	24.4	20.6	19.6	17.3
Cash provided by operating activities ($m)	39.7	18.0	18.9	11.1	26.1
Free cash flow[1] ($m)	24.0	10.1	12.0	5.5	16.3

Asanko Gold Mine - Financial and operational highlights for the three and nine months ended September 30, 2023 and 2022 (100% basis)

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2023	2022	2023	2022
Asanko Gold Mine (100% basis)
Financial results
Revenue	67,770	76,911	197,029	239,328
Income from mine operations	23,745	25,690	72,808	52,486
Net income	21,284	17,346	66,276	19,511
Adjusted net income[1]	21,284	17,346	66,276	38,431
Adjusted EBITDA[1]	25,475	22,269	73,879	56,438

Cash and cash equivalents	136,860	85,802	136,860	85,802
Cash generated from operating activities	39,740	26,075	76,662	64,344
Free cash flow[1]	24,016	16,277	46,088	38,252
AISC margin[1]	16,234	23,150	55,534	53,726

Key mine performance data
Gold produced (ounces)	35,779	43,899	102,130	136,252
Gold sold (ounces)	35,522	45,482	103,608	133,647

Average realized gold price ($/oz)	1,902	1,687	1,898	1,787

Total cash costs ($ per gold ounce sold)[1]	1,056	1,001	1,088	1,189
AISC ($ per gold ounce sold)[1]	1,445	1,178	1,362	1,385

  The AGM produced 35,779 ounces of gold during Q3 2023, as the processing plant achieved milling throughput of 1.6 Mt of ore at a grade of 0.8 g/t with metallurgical recovery averaging 87%. The composition of the feed blend processed during Q3 2023 had a higher percentage of oxide ore resulting in the strong recoveries achieved.

  Sold 35,522 ounces of gold in Q3 2023 at an average realized gold price of $1,902/oz for total revenue of $67.8 million (including $0.2 million of by-product silver revenue), a decrease of $9.1 million from Q3 2022. The decrease in revenue quarter-on-quarter was due to a 22% reduction in sales volumes relative to Q3 2022, partly offset by a 13% increase in realized gold prices.

  Income from mine operations for Q3 2023 totaled $23.7 million compared to income from mine operations of $25.7 million in Q3 2022. The decrease in income from mine operations was due to a $9.1 million reduction in revenue described above, partly offset by $6.2 million decrease in cost of sales that resulted from fewer ounces sold as well as processing ore that had no carrying value for accounting purposes.

  Reported Adjusted EBITDA1 of $25.5 million in Q3 2023 compared to $22.3 million in Q3 2022.  The increase in Adjusted EBITDA1 was largely driven by Q3 2022 including $4.3 million of mining contractor costs.

  Total cash costs1 in Q3 2023 amounted to $1,056/oz compared to $1,001/oz in Q3 2022. Although gold sales volumes decreased by 22% in Q3 2023, total cash costs per ounce1 in Q3 2023 were only 5% higher than Q3 2022 as a result of processing ore that had no carrying value for accounting purposes.

  AISC1 for Q3 2023 was $1,445/oz compared to $1,178/oz in the comparative period.  AISC1 was higher in the current quarter predominately due to the increase in total cash costs per ounce1 mentioned above and higher sustaining capital expenditures ($276/oz increase) to support the restart of mining in Q4 2023, construction of water treatment facilities and raising the height of the tailings storage facility.

  The AGM generated $39.7 million of cash flow from operating activities and free cash flow1 of $24.0 million during Q3 2023. This compares to $26.1 million of cash flow from operating activities and free cash flow1 of $16.3 million during Q3 2022.  The increase in free cash flow1 was primarily due to lower working capital tie-up, partly offset by higher capital spend to support a restart of mining operations.

Galiano Gold Inc. - Financial highlights for the three and nine months ended September 30, 2023 and 2022

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2023	2022	2023	2022
Galiano Gold Inc.
Net income	11,389	1,280	31,843	12,309
Net income per share - basic	0.05	0.01	0.14	0.05
Adjusted EBITDA[1]	10,282	(2,136)	26,656	(4,739)
Cash and cash equivalents	56,079	54,716	56,079	54,716

  The Company reported net income of $11.4 million in Q3 2023, compared to net income of $1.3 million in Q3 2022. Net income was higher in Q3 2023 due to the Company recording its share of the JV's net earnings which amounted to $9.6 million.  During Q3 2022, the Company did not recognize its share of the JV's net earnings as the estimated recoverable amount of the Company's investment in the JV was nil as at September 30, 2022.

  Adjusted EBITDA1 for Q3 2023 amounted to $10.3 million, compared to a loss of $2.1 million in Q3 2022. The increase in Adjusted EBITDA1 was due to the increase in net income during Q3 2023 as described above.

  Cash used in operating activities in Q3 2023 was $0.1 million, compared to cash provided by operating activities of $1.5 million in Q3 2022. The increase in cash used in operating activities from Q3 2022 to Q3 2023 was driven by working capital movements, specifically related to the Company's service fee receivable from the JV.

  As of September 30, 2023, the Company had cash and cash equivalents of $56.1 million, while remaining debt-free.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2023 and 2022, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the JV.  Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue and production royalties per ounce of gold sold.

  All-in Sustaining Costs per Gold Ounce and All-in Sustaining Margin

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. Excluded from AISC are one-time severance charges in line with World Gold Council guidance.  All-in sustaining margin is calculated by taking the average realized gold price for a period less that period's AISC.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the Adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income and adjusted net income per common share

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per common share. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items or non-recurring items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the JV and its ability to generate cash flows and is an important indicator of the strength of the Company's or the JV's operations and performance of its core business.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano Gold Inc., is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa, and jointly owned with Gold Fields. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Conference Call Details:
Date: November 15, 2023	Replay (available until November 21, 2023)
Time: 10:00 AM ET (7:00 AM PT)	Local: 416-764-8677
Dial In: 416-764-8688	Toll Free: 1-888-390-0541
Toll Free: 1-888-390-0546	Access Code: 348996#

Enquiries:

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; opportunities for growth at the corporate level; commitment to health and safety; planned and future drilling programs; anticipated production and cost guidance; mine restart plans and timing thereof; timing of delivery of higher grade ore from the Abore pit; and statements regarding the usefulness and comparability of certain non-IFRS measures. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on the new life of mine ("LOM") plan, development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2023; LOM estimates are based on a number of factors and assumptions and may prove to be incorrect; the risk that the Company and Gold Fields will not agree on the manner in which the JV will operate the AGM; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the JV's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.